SO 9/5/03



03051666

TES
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20549

VF9-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34052



SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C. 187
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 6th Avenue, Suite 1009
(No. and Street)

Seattle (City) WA (State) 98121-2527 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Eskenazi (206)441-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dewar Meeks + Ekrem PC
(Name – *if individual, state last, first, middle name*)

110 James Street Suite 100 (Address) Edmonds (City) WA (State) 98020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Eskenazi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Asset Management, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) ~~Statement of Financial Condition~~. Balance Sheet
- [X] (c) Statement of Income (Loss).
- [X] (d) ~~Statement of Changes in Financial Condition~~. Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2003
WASH. D.C.
187
SECTION

ALLIED ASSET MANAGEMENT, INC.

Annual Audited Report

June 30, 2003

ALLIED ASSET MANAGEMENT, INC.

Annual Audited Report

June 30, 2003

Table of Contents

Financial Statements

and

Report of Independent Auditors

DEWAR
MEEKS
+EKREM

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

We have audited the accompanying balance sheet of Allied Asset Management, Inc. as of June 30, 2003, and the related statements of income and other comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Asset Management, Inc. at June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dewar Meeks & Ekrem PC

Certified Public Accountants

July 29, 2003

DEWAR MEEKS + EKREM PC
Certified Public Accountants
110 James Street, Suite 100
Edmonds, WA 98020
T 425.640.8660
F 425.640.8665

ALLIED ASSET MANAGEMENT, INC.

BALANCE SHEET
June 30, 2003

ASSETS

CURRENT ASSETS:		
Cash		$ 36,698
Marketable securities		2,415
Commissions receivable		29,135
Total current assets		68,248
PROPERTY AND EQUIPMENT, at cost:		
Furniture and fixtures	$ 3,806	
Less accumulated depreciation	3,746	60
		$ 68,308

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued wages		$ 35,763
Accrued liabilities		16,717
Total current liabilities		52,480
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$ 500	
Additional paid-in capital	1,000	
Retained earnings	15,813	
Accumulated other comprehensive income (loss):		
Unrealized (loss) on marketable securities	(1,485)	15,828
		$ 68,308

See accountants' audit report and notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
For the year ended June 30, 2003

		%
REVENUES:		
Commissions	$ 254,571	100.0
Interest	168	0.1
	254,739	100.1
EXPENSES:		
Advertising	407	0.2
Bank charges	82	0.0
Depreciation	179	0.1
Dues and subscriptions	435	0.2
Employee benefits	845	0.3
Licenses	1,843	0.7
Office expense	3,222	1.3
Postage and delivery	2,993	1.2
Professional fees	11,294	4.4
Rent and parking	18,584	7.3
Salary - officer	193,065	75.8
Taxes - business	4,375	1.7
Taxes - payroll	8,427	3.3
Telephone	5,688	2.2
	251,439	98.8
NET OPERATING INCOME	3,300	1.3
OTHER INCOME (EXPENSE):		
Loss on investment in marketable securities	(3,300)	(1.3)
NET INCOME	-	0.0
OTHER COMPREHENSIVE INCOME (LOSS):		
Unrealized (loss) on investment in marketable securities	(1,485)	(0.6)
TOTAL COMPREHENSIVE INCOME	$ (1,485)	(0.6)

See accountants' audit report and notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
BALANCE - June 30, 2002	$ 500	$ 1,000	$ -	$ 15,813	$ 17,313
Comprehensive income:					
Net income				-	-
Unrealized loss on marketable securities arising during the period			(1,485)		(1,485)
BALANCE - June 30, 2003	$ 500	$ 1,000	$ (1,485)	$ 15,813	$ 15,828

See accountants' audit report and notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
For the year ended June 30, 2003

INCREASE (DECREASE) IN CASH:	
Cash flows from operating activities -	
Net income (loss)	$ (1,485)
Adjustments to reconcile net income to net cash provided by operating activities -	
Depreciation	179
Unrealized loss on marketable securities	1,485
(Increase) in marketable securities	(2,415)
(Increase) in commissions receivable	(3,316)
Decrease in prepaid assets	7,200
(Decrease) in accrued wages	(1,420)
(Decrease) in accrued liabilities	(25)
(Decrease) in federal income taxes payable	(16)
NET INCREASE IN CASH	187
CASH AND CASH EQUIVALENTS, beginning of year	36,511
CASH AND CASH EQUIVALENTS, end of year	$ 36,698

See accountants' audit report and notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 1. Description of business:

The Company was incorporated on February 15, 1984 and operates as an investment brokerage house. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company. The Company has one employee. This employee is responsible for all accounting functions, including writing checks, making bank deposits, and recording daily sales activity.

NOTE 2. Summary of significant accounting policies:

Marketable securities:

The Company classifies its marketable securities as available for sale and are carried in the financial statements at fair value. Realized gains and losses, determined using first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported as a separate component on stockholders' equity. The cost of marketable securities at June 30, 2003 is $3,900.

Commissions receivable:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company utilizes the direct write-off method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

Depreciation:

Depreciation has been provided using the straight-line method. The estimated useful life of depreciable assets is 5 to 7 years.

Advertising:

Advertising costs are expensed as incurred.

Pension plan:

The Company has a pension plan which is based on Section 408(k) of the Internal Revenue Code. It is the Company's intent to make discretionary contributions limited to the lesser of 15% of each eligible employee's compensation or $35,000. The company made no contribution during the year ended June 30, 2003.

Federal income tax:

The Company uses accelerated methods of depreciation for federal income tax purposes. No deferred federal income taxes have been provided because the amount is not material. Cash paid for federal income taxes for the year ended June 30, 2003 was $-0-.

NOTE 2. Summary of significant accounting policies, continued:

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest expense for the year ended June 30, 2003 was $0.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3. Commitments and contingencies:

The Company is currently negotiating a lease for rent and parking.

NOTE 4. Related party transactions:

The Company and its affiliate, AAM Insurance, Inc., have common ownership and management and share the same office. Common expenses such as rent, office supplies, and telephone are allocated based on the relative revenues of the combined companies. The Company acts as the common paymaster for the payroll and payroll taxes for the combined companies and then divides the expense using the relative revenues of the combined companies as a guide. Amount due to the affiliate at June 30, 2003 totaled $15,682, and is included in accrued liabilities. All wages are oaid to the single owner / employee of the Company.

NOTE 5. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's net capital ratio was 2 to 1.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS, continued
June 30, 2003

NOTE 6. Computation of net capital:

Net capital pursuant to Rule 15c3-1 is computed as follows at June 30, 2003:

Stockholders' equity	$15,828
Less: Non allowable assets	
Net fixed assets	60
Net capital before haircuts on securities	15,768
Haircuts on securities: other securities	2,415
Net capital	13,353
Required net capital	5,000
Excess net capital	$ 8,353

NOTE 7. Reconciliation to June 30, 2003 FOCUS report:

Net capital per unaudited FOCUS report at June 30, 2003	$ 5,053
Reconciling items:	
Write down stock to FMV	(1,485)
Amount included in comprehensive income	1,485
Write off expired warrants	3,300
Net capital as adjusted	$ 8,353

NOTE 8. Statements and schedules not filed:

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors -

- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 -

- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information -

- Not required because gross revenues are less than $500,000.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS, CONTINUED
June 30, 2003

NOTE 9. Subsequent event:

The Company renewed its lease term for five years effective June 1, 2003. The following is a summary of minimum rental payments under the lease.

For years ending:		
June 30, 2004	$	12,337
June 30, 2005		16,897
June 30, 2006		17,342
June 30, 2007		17,798
June 30, 2008		16,698
Thereafter		-0-
	$	81,072

Report on Internal Control



REPORT OF INDEPENDENT AUDITORS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Allied Asset Management, Inc. for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by Allied Asset Management, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

DEWAR MEEKS + EKREM PC
Certified Public Accountants
110 James Street, Suite 100
Edmonds, WA 98020
T 425.640.8660
F 425.640.8665

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dewar Meeks & Ekrem PC

Certified Public Accountants

July 29, 2003